CERTIFICATE OF NOTIFICATION


                                    Filed by

                               GULF POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997,
February 5, 1997 and June 10, 1997 in the matter of File No. 70-8461.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On August 1, 1997, the issuance by the Company of $20,000,000 aggregate principal amount of its Series B 7.50% Junior Subordinated Notes due June 30, 2037 (the "Junior Subordinated Notes"), pursuant to the Supplemental Indenture dated as of August 1, 1997, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2.       Filed herewith are the following exhibits:

         Exhibit A     --   Copy of the prospectus supplement with respect
                            to the Junior Subordinated Notes, dated July 28,
                            1997, and accompanying prospectus dated January 10, 1997. (Filed electronically July 29, 1997, in File
                            Nos. 333-19271, 333-19271-01, and 333-19271-02.)

         Exhibit B     --   Underwriting Agreement dated July 28, 1997.
                            (Designated in Form 8-K dated July 28, 1997, as
                            Exhibit 1.)

         Exhibit C     --   Second Supplemental Indenture dated as of
                            August 1, 1997 to the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as trustee. (Designated in
                            Form 8-K dated July 28, 1997, as Exhibit 4.2.)

         Exhibit D     --   Opinion of Beggs & Lane dated August 11, 1997.



Dated    August 11, 1997                             GULF POWER COMPANY



                                                     By    /s/Wayne Boston
                                                              Wayne Boston
                                                          Assistant Secretary